Exhibit 12

IDACORP, INC.
Consolidated Financial Information
Ratio of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)

	1999	2000	2001	2002	2003	2004

Earnings, as defined:
Income before income taxes	$137,021	$210,701	$189,860	$10,525	$25,459	$48,213
Adjust for distributed income (loss)
of equity investees	(837)	(3,116)	(1,620)	(2,544)	(20,536)	26,616
Equity in loss of equity method
investments	435	186	296	-	-	-
Minority interest in losses of majority
owned subsidiaries	(37)	(1,468)	(612)	(211)	(435)	(48)
Fixed charges, as below	72,243	73,261	85,034	62,658	68,134	66,137
Total earnings, as defined	$208,825	$279,564	$272,958	$70,428	$72,622	$140,918

Fixed charges, as defined:
Interest charges	$62,975	$63,339	$75,305	$60,031	$64,813	$61,269
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	8,313	8,886	8,142	857	1,915	3,216
Rental interest factor	955	1,036	1,587	1,770	1,406	1,652
Total fixed charges, as defined	$72,243	$73,261	$85,034	$62,658	$68,134	$66,137

Ratio of earnings to fixed charges	2.89x	3.82x	3.21x	1.12x	1.07x	2.13x